Ira L. Kotel	Dentons US LLP
Partner	1221 Avenue of the Americas
New York, NY 10020-1089
ira.kotel@dentons.com	United States
D +1 212 398 5787

dentons.com

Ira L. Kotel

Partner

August 16, 2019

Tim Buchmiller, Esq.

Russel Mancuso, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549-3010

Re:	electroCore, Inc.

Registration Statement on Form S-3

Filed July 15, 2019

File No. 333-232655

Dear Messrs. Buchmiller and Mancuso:

By your letter dated August 6, 2019 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided a comment on the Registration Statement on Form S-3 (the “Registration Statement”) filed by our client, electroCore, Inc. (the “Company”). This letter sets forth our response with respect to the comment contained in the SEC Letter. For your convenience, we have reproduced below in italics the Staff’s comment and have provided the response immediately below the comment.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) electronically via the EDGAR system. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with three courtesy copies of the Amendment marked to show changes from the Registration Statement. The changes made in the Amendment are in response to the Staff’s comment as set forth in the SEC Letter.

Choice of Forum, page 22

1.

We note that your disclosure regarding your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” The exclusive forum provision in your certificate of incorporation, however, appears to include a subject matter jurisdiction carve out. Please revise so that your disclosure in your prospectus is consistent with the provision in your certificate of incorporation. Also, please disclose whether this provision applies to actions arising under Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates

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United States Securities and Exchange Commission	dentons.com
August 16, 2019

exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. With regard to your disclosure about Securities Act claims, please revise your prospectus to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page 22 of the prospectus contained in the Registration Statement in response to the Staff’s comment.

* * *

United States Securities and Exchange Commission	dentons.com
August 16, 2019

We hope that the foregoing, and the revisions set forth in the Amendment, are responsive to the Staff’s comment. If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 398-5787 or Nathan Hyman at (973) 912-7183, or by e-mail at ira.kotel@dentons.com or nathan.hyman@dentons.com, respectively.

Very truly yours,

/s/ Ira. L. Kotel

Ira L. Kotel

Partner

Enclosures;

cc:    Francis R. Amato, electroCore, Inc.